SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated November 15, 2004

B

Press Release dated November 21, 2004

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EXHIBIT A

SAPIENS TO BRING BUSINESS RULES TECHNOLOGY TO LINUX

Full cross platform portability and reduced cost of ownership

RESEARCH TRIANGLE PARK, N.C. – November 15, 2004 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of business-rules based technology solutions announced at the 2004 Business Rules Forum, its planned support of Linux by its eMerge Business Integrity Server platform, as part of its new technology road-map, bringing the proven speed and scalability of Sapiens’ technology to Linux. The addition of Linux provides a powerful, collaborative platform targeted at the estimated 40 percent of large financial service providers that, according to analysts, will have Linux as part of their infrastructure by 2005.

Sapiens’ eMerge for Linux will provide enterprise customers with the scalability of the Business Integrity Server platform and the hardware flexibility of Linux-based solutions, extending the support of Sapiens eMerge-based solutions to computer platforms running the Linux operating system.

“We recognize the potential strategic benefits of Linux in enterprise computing and its growing role within the business environment” said Itzick Sharir, President and CEO of Sapiens International. “Our eMerge on Linux offering will provide the “Linux world” with our Rapid Application Development (RAD) capabilities coupled with its Business Rule Engine (BRE) robust main-frame technology, leveraging our more than 20 years of application development experience.”

“We are proud to provide our existing customers with the ability to retain their long-term investments while enabling cross platform migrations at reduced cost-of-ownership.  In the future, our Insurance solutions will provide interoperability and portability, ranging from PC to main-frame.”

About eMerge Business Integrity Server

Sapiens' eMerge Business Integrity Server provides the mission-critical role of business logic server in enterprises worldwide.  eMerge's rules-based development expedites solution delivery and enables application and systems integration to occur seamlessly.

Sapiens eMerge is based on a multi-level architecture and operates in multi-platform environments, encompassing many hardware vendors, operating system environments, and databases. Host-side platforms supported include IBM zSeries (z/OS and z/VM), iSeries (OS/400), Linux, and HP-UX. Sapiens eMerge supports databases such as DB2, IMS, VSAM, Oracle and Informix. Since Sapiens eMerge exemplifies open systems and cross-platform capabilities, solutions developed with it can be seamlessly migrated from platform to platform and from database to database.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency.  Sapiens operates through its subsidiaries in North America, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING, and Occidental Fire & Casualty among others.  For more information, please visit http://www.sapiens.com.

FOR ADDITIONAL INFORMATION
Melissa Holton French/West/Vaughan Tel: 919-277-1154 E-mail: mholton@fwv-us.com	Jonathan Moav Sapiens International Tel: + 972 8 9382862 E-mail: Jonathan.m@Sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT B

SAPIENS IS RECOGNIZED AS A LEADING VENDOR IN THE GLOBAL LIFE INSURANCE SOLUTIONS MARKET

BY PROMINENT INDEPENDENT ANALYST FIRM - DATAMONITOR

RESEARCH TRIANGLE PARK, N.C. – November 21, 2004 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a worldwide provider of insurance technology solutions, announced that it has been recognized as a leading vendor in the Global Life Insurance Solutions market in a new report entitled “Policy Administration Systems in Global Life Insurance” published by Datamonitor.

The report draws on Datamonitor’s recent Insurance Technology Decision-Maker Panel survey of over 120 life insurers in Europe and North America – which showed that policy administration will be a crucial area of investment for life and pensions providers. Insurers are rapidly realizing that, to obtain lower unit costs and faster time to market, it will be essential to improve the flexibility of their back office processing systems, by either re-engineering or replacing their technology systems.

In the report, Sapiens’ INSIGHT™ was described as one of the stand-out vendors that have the potential to succeed in the market for future top-tier system replacement. Datamonitor believes the future-proofed technology offered by the vendors is likely to lead to long-term success in the marketplace.

"Sapiens Life & Pensions INSIGHT™, although a new system is fully componentized and web-enabled, with the capacity to run, pensions, health and savings on a single product platform…further development of its partnership with IBM should help cement its business transformation capability" notes the report.

"We are very proud to be well positioned amongst the seven leading companies in the market” said David Ofek, Sapiens' Executive VP, Business Development and Marketing. “This is a direct result of our domain expertise, and working closely with our customers to bring the best solutions to market.

Life & Pension INSIGHT™ offers a unique flexibility, accommodating new product definition, both individual and group policies and providing compliance with tax and other regulatory changes.”

Sapiens INSIGHT™, installed in several insurance companies and being currently delivered at 2 new sites, is an innovative and powerful rules-based platform, modular in its architecture and serves companies administering life insurance, pension funds, health insurance and savings plans.

The full report, "Policy Administration Systems in Global Life Insurance", by S. Jones, published October, 2004, is available at www.datamonitor.com.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, Abbey National, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

FOR ADDITIONAL INFORMATION
Melissa Holton French/West/Vaughan Tel: 919-277-1154 E-mail: mholton@fwv-us.com	Jonathan Moav Sapiens International Tel: + 972 8 9382862 E-mail: Jonathan.m@Sapiens.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  November 22, 2004

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary